UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-11629

Farmland Industries, Inc.
(Exact name of registrant as specified in its charter)

12200 N. Ambassador Dr., Kansas City, MO 64163-1244 816-713-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

8% Series A Cumulative Redeemable Preferred Shares
(Title of each class of securities covered by this Form)

(1) Demand Loan Certificates (2) Subordinated Debenture Bonds
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[X]

            Approximate number of holders of record as of the certification or notice date:             Eleven

            Pursuant to the requirements of the Securities Exchange Act of 1934, Farmland Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 20, 2003	By:	/s/ STEVEN R. RHODES
Steven R. Rhodes
Executive Vice President
and Chief Financial Officer